CONTROLADORA COMERCIAL MEXICANA ("CCM") ANNOUNCES RESULTS FOR THE FIRST QUARTER 2005.

(Mexico City, February 23, 2005) Controladora Comercial Mexicana (BMV: "Comerci"; NYSE: "MCM") announces on this date its First Quarter 2005 results.

This report shows the status of the Company in terms of operation and the financial statements for the period ended March 31, 2005.

During the first quarter there were no changes in same stores sales compared to same period of 2004.

Regarding the income statement, net sales increased 3.1% from $8,783.0 million during the first quarter 2004 compared to $9,057.4 million for the same period in 2005.

Gross profit increased 4.9% from $1,790.0 million in 2004 to $1,877.1 million in 2005, to conclude with 20.7% during this year. This result includes the effect of the Mexico City Government's food vouchers in the cost of sales. The Distribution Center contributed positively in this concept's performance due to the Company's present total purchasing consolidation compared to last year's.

Operating expenses increased 0.6% from $1,408.9 million in 2004 to $1,416.8 million for the same period in 2005, representing 40 basis points decrease of net sales percentage from 16.0% in 2004 to 15.6% in 2005. The implemented programs for expense reductions have been positive representing savings in almost all business concepts.

As a result, the operating profit increased 20.8% from $381.1 million for the first quarter 2004 to $460.3 million for the same period in 2005, representing 4.3% and 5.1% of net sales for 2004 and 2005 respectively.

EBITDA during the first individual quarter increased 12.8% from $557.9 million during 2004 to $629.1 million for the same period of 2005 representing margins of 6.4% and 7.0% respectively.

With respect to integral cost of financing it is worth mentioning the following:

Interest paid decreased 79.0% from $36.6 million in 2004 to $7.7 million in 2005 mainly due to hedges in exchange and interest rates that have reduced as a whole the Company's cost debt.

Interest gained increase 28.8% from $11.0 million in 2004 to $14.1 million in 2005.

Foreign exchange results decreased 94.4% from $15.6 million in 2004 to $0.8 million in 2005.

Monetary position results varied 46.2% from $87.8 million during 2004 to $47.2 million in 2005 mainly due to the lower inflation during this quarter compared to previous year.

In consequence, integral result of financing is still positive in spite its decrease of 24.8% during the first quarter from $67.5 million gain in 2004 to $50.8 million gain in 2005.

Other financial operations registered an important change this quarter where no fixed assets write-off was registered compared to last year's asset write-off due to stores closing, and to taxes recovery.

Cumulative net effect from deferred and non-deferred tax represents a charge of $115.5 million for the first quarter of 2004 compared to $108.3 million for the same period of 2005. Nevertheless the composition of both concepts substantially varies reflecting the fiscal changes regarding the inventory's treatment for this year on.

Due to above-mentioned net profit increased 31.6% from $342.8 million in 2004 to $451.2 million in 2005. Net profit expressed as percentage of net sales was 3.9% in 2004 and 5.0% in 2005.

Regarding the Balance Sheet structure, following comments on the most representative variations of the quarter:

Long-term investments show in February the payment of Auchan's acquisition.

Stockholder's equity increased 10.9% from $14,063.2 million in 2004 to $15,603.5 million in 2005.

Investments during the first quarter increased to $673.7 million. Today 11 stores and 2 Restaurantes are in the construction process. The investment plan for this year is working accordingly with the original plan established with a sales area growth of 9%.

During the first quarter one Comercial Mexican was closed in the central zone and at the end of the first quarter of 2005 we have the following units: 65 Comercial Mexicana, 32 Bodegas, 39 Megas, 19 Sumesas, 25 Costcos with a total of 1,253,421 square meters of sales area and 58 Restaurantes California with 13,041 seats. At the end of the first quarter 2005 the Company had a total of 180 stores in its five different formats and 58 Restaurantes California.

During this quarter we are showing positive results due to the performed changes. All strategies implemented are being positive and we believe are moving into de right direction. We expect for the second quarter as well as for the whole year that the new openings will contribute as well to achieve better results.

Regards,

Francisco Martmnez de la Vega
Chief Financial Officer

Geographic Distribution
As of March 31, 2005
ZONE	C.M.	BOD C.M.	MEGA	SUMESA	COSTCO	TOTAL STORES	Rest. CALIF.	SQ.FT.	AREA %

Metropolitan Zone
Metrop.	18	24	18	15	6	81	31	5,345,439	39.62%

Center
Aguascalientes	1	2			1	4		305,630
Celaya	1		1		1	3	1	257,634
Cuautla	1					1	1	87,188
Cuernavaca	3		2	4	1	10	2	618,300
Guadalajara	2		1		1	4		351,678
Guanajuato	1					1		42,668
Irapuato	1					1	1	99,889
León	2		1		1	4	1	344,219
Manzanillo	1					1		43,228
Michoacan, Zam.	1					1		44,595
Morelia	2		1		1	4	2	331,184
Pachuca	1		1			2	1	142,030
Pto.Vallarta	1		1			2	1	122,020
Puebla	2	1	3		1	7	3	766,034
Querétaro	3	1	1		1	6	2	540,929
Salamanca	1					1		82,979
San Luis Potosí	2	1	1		1	5	1	448,327
Toluca	1	1				2	2	177,852
Uruapan	1					1		43,045
Total	28	6	13	4	9	60	18	4,849,428	35.94%

Northwest
Culiacan	1					1		100,158
Baja California					1	1		122,332
Mazatlan			1			1		92,957
Mexicali	1		2		1	4		369,675
Tijuana	7				2	9	2	778,467
Hermosillo					1	1		101,310
Total	9	0	3	0	5	17	2	1,564,899	11.60%

Northeast
Tampico	1		1			2		130,006
Monterrey					1	1		131,320
Total	1	0	1	0	1	3	0	261,326	1.94%

Southeast
Cancún	2		1		1	4	2	302,659
Jalapa			1		1	2	1	207,689
Veracruz	1	1	1			3	1	221,941
Mérida	1				1	2	1	184,396
Total	4	1	3	0	3	11	5	916,686	6.79%

Southwest
Acapulco	3	1	1		1	6	2	405,465
Chilpancingo	1					1		71,935
Zihuatanejo	1					1		76,521
Total	5	1	1	0	1	8	2	553,921	4.11%

TOTAL UNITS	65	32	39	19	25	180	58
TOTAL AREA	4,321,125	1,881,465	4,267,316	188,917	2,832,865		13,041*	13,491,702	100%
% TOTAL AREA	32.03%	13.95%	31.63%	1.40%	21.00%			100.00%
M2	401,446	174,794	396,447	17,551	263,182			1,253,421
*Seats

CONTROLADORA COMERCIAL MEXICANA
Balance Sheet
	2005-I	2004-I	Var.
Total Assets	25,962,120	25,069,992	3.56%
Current Assets	6,228,178	6,828,727	-8.79%
Temporary investments	631,789	811,719	-22.17%
Trade acount receivable, net	221,573	296,969	-25.39%
Other accounts and notes receivable	1,320,041	1,656,264	-20.30%
Inventories	3,957,279	3,854,236	2.67%
Prepaid and other assets	97,496	209,539	-53.47%
Long Term	673,985	395,253	70.52%
Accounts and documents receivable,net	0	0	0.00%
Investment in shares of subsidiaries and non-consolidated associated	0	0	0.00%
Other investments	673,985	395,253	70.52%
Property Plant and Equipment	18,672,426	17,550,128	6.39%
Property	19,053,658	17,840,656	6.80%
Machinery and Industrial equipment, net	0	0	0.00%
Other equipment	5,969,333	5,618,870	6.24%
Accumulated depreciation	6,639,520	6,313,540	5.16%
Construction in progress	288,955	404,142	-28.50%
Deferred Assets, net	5,766	4336	32.98%
Other Assets	381,765	291,548	30.94%
TOTAL LIABILITIES	10,255,842	10,906,982	-5.97%
Current Liabilities	5,817,295	6,222,852	-6.52%
Suppliers	4,448,344	4,441,468	0.15%
Bank Loans	0	0	0.00%
Stock Market Loans	0	0	0.00%
Taxes to be paid	116,427	156,235	-25.48%
Other	1,252,524	1,625,149	-22.93%
Long Term Liabilities	2,131,561	2,193,787	-2.84%
Bank Loans	400,000	417,520	-4.20%
Stock Market Loans	1,731,561	1,776,267	-2.52%
Other Loans	0	0	0.00%
Deffered Loans	2,158,826	2,343,182	-7.87%
Other Liabilitites	148,160	147,161	0.68%
Consolidated Stock Holders' Equity	15,706,278	14,163,010	10.90%
Minority Interest	102,785	99,805	2.99%
Majority Stock Holders' Equity	15,603,493	14,063,205	10.95%
Contribuited Capital	8,707,009	8,707,009	0.00%
Capital Stock (nominal)	1,737,600	1,737,600	0.00%
Restatement of Paid in Capital Stock	5,937,735	5,937,735	0.00%
Paid in Capital	1,031,674	1,031,674	0.00%
Contributions for Future Capital Increase	0	0	0.00%
Capital Increase (Decrease)	6,896,484	5,356,196	28.76%
Retained Earnings and Legal Reserve	9,425,621	7,820,660	20.52%
Reserve for repurchase of units	1,159,939	1,165,418	-0.47%
Results from holding Nonmonetary Assets	-4,140,251	-3,972,681	4.22%
Net income	451,175	342,799	31.62%
Figures in thousands pesos as of March 31, 2005

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V.
INDIVIDUAL RESULTS
	2005-I	%	2004-I	%	VAR %
Net Sales	9,057,448	100.00%	8,783,000	100.00%	3.12%
Cost of Sales	7,180,393	79.28%	6,993,016	79.62%	2.68%
Gross Income	1,877,055	20.72%	1,789,984	20.38%	4.86%
Operating Expenses	1,416,766	15.64%	1,408,901	16.04%	0.56%
Operating Income	460,289	5.08%	381,083	4.34%	20.78%
Integral Results of Financing	-50,825	-0.56%	-67,548	-0.77%	-24.76%
Interest Expense	7,681	0.08%	36,608	0.42%	-79.02%
Interest Income	-14,129	-0.16%	-10,971	-0.12%	28.78%
Foreign Exchange Loss	-873	-0.01%	-15,616	-0.18%	-94.41%
Restatement of UDIs	3,708	0.04%	10,198	0.12%	-63.64%
Gain from Monetary Position	-47,212	-0.52%	-87,767	-1.00%	-46.21%
Other Financial Operations	-51,911	-0.57%	-12,064	-0.14%	330.30%
Earnings Before Tax & Profit Sharing	563,025	6.22%	460,695	5.25%	22.21%
Tax Provision and Employee Profit Sharing	147,235	1.63%	42,567	0.48%	245.89%
Deferred Taxes	-38,924	-0.43%	72,974	0.83%	-153.34%
Minority Interest	3,539	0.04%	2,355	0.03%	50.28%
Net Earnings	451,175	4.98%	342,799	3.90%	31.62%
Depreciation & Amortization	168,810	1.86%	176,812	2.01%	-4.53%
Ebitda	629,099	6.95%	557,895	6.35%	12.76%
Figures in thousands pesos as of March 31, 2005

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
Consolidated Statement of Changes in Financial Position
	2005-I	2004-I	Var.
Consolidated Net Income	454,714	345,154	31.74%
+ (-) Items Added to Income Which do not Require Use of Cash	76,468	143,041	-46.54%
Cash flow form Net Income of the Year	531,182	488,195	8.81%
Cash Flow from Change in Working Capital	-418,760	-471,743	-11.23%
Cash Generated (Used) in Operating Activities	112,422	16,452	583.33%
Cash Flow form External Financing	-19,987	0	-
Cash Flow from Internal Financing	-3,732	-676	452.07%
Cash Flow Generated(Used)by Financing Activities	-23,719	-676	3408.73%
Cash Flow Generated (Used)in Investment Activities	-716,194	-496,666	44.20%
Net Increase(Decrease)in Cash and Shorts-Term Investments	-627,491	-480,890	30.49%
Cash and Short Term Investment at the Beginning of Period	1,259,280	1,292,609	-2.58%
Cash and Short Term Investment at the End of Period	631,789	811,719	-22.17%

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V.
Other data
	2005-I	2004-I	var.
Working Capital	410,883	605,875	-32.18%
Pension Fund and Seniority Premiums	32,754	24,580	33.25%
Executives*	346	323	7.12%
Employers*	31,322	31,333	-0.04%
Workers*	648	359	80.50%
Circulation Shares*	1,085,504,100	1,086,000,000	-0.05%
Repurchased Shares*	495900	0	100.00%
* Numbers in units